UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-33129

ALLOT LTD.

(Translation of registrant’s name into English)

22 Hanagar Street

Neve Ne'eman Industrial Zone B

Hod-Hasharon 45240

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

EXPLANATORY NOTE

Allot Ltd. (the "Company") announced today the results of its Annual General Meeting of Shareholders (the "Meeting") held on October 22, 2026, at the Company's offices located at 22 Hanagar St., Neve Ne'eman Industrial Zone B, Hod-Hasharon 45240, Israel.

The Company's shareholders voted upon all the proposals on the Meeting's agenda, each of which is described in more detail in the Company's Proxy Statement for the Meeting, which was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission, dated as of September 15, 2026.

Only shareholders of record at the close of business on September 9, 2026 were entitled to vote at the Meeting. Each of agenda items 2-6 were voted upon and approved by the required majority of the Company’s shareholders. Agenda item 1 was voted upon and was not approved by the required majority of the Company's shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Ltd.

By:	/s/ Daniella Naveh
Daniella Naveh Deputy General Counsel

October 22, 2026